April 14, 2025

Eileen Smiley

US Securities and Exchange Commission

Division of Investment Management Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Insurance & Annuity Company, Inc. (GIAC)

Response to Comments to Post-Effective Amendment No. 2 to the Registration Statement on

Form N-4 – File No. 333-272291

Dear Ms. Smiley:

This letter contains our response to the Staff’s additional comment received via telephone April 4, 2025 regarding the Company’s Correspondence filed March 31, 2025 for the above-referenced filing. For convenience, the Staff’s additional comment is repeated below in italics, followed by the original Staff comment and the Company’s revised response.

The Staff does not agree with the response to comment 15, as Form N-4 does not phrase the question as asking solely about explicit transaction fees and expenses. Rather the Form explicitly requires disclosure in the table to this question about implicit fees and expenses imposed by way of a cap, participation rate or other measure and therefore the question encompasses both implicit and explicit fees and expenses. Accordingly, if there are implicit fees and expenses as recited in Instruction 3(c)(i)(G) to Item 3 Key Information of Form N-4, then the answer to the question should be yes.

15. Comment: Page TX7, “Are There Ongoing Fees and Expenses?” section – Please answer this question as yes. In that paragraph, please state prominently that the amount earned also could be limited by the participation rate if below 100%, as according to Instruction 2(c)(iii).

Revised Response: While the Company respectfully continues to disagree that the appropriate answer to “Are There Ongoing Fees and Expenses?” should be yes (particularly in light of the clear disclosure that immediately follows relative to implicit fees), the answer will be revised to state “Yes”. In addition, we respectfully decline to include a statement that the amount earned could be limited by the Participation Rate if below 100%. As disclosed in various places throughout the prospectus, we guarantee that the Participation Rate will never be less than 100%. Therefore, the amount earned would never be limited by the Participation Rate.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our Responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick D. Ivkovich

Patrick D. Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com